Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 17, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1619
                 NDR Thematic Opportunities Portfolio, Series 1
                       File Nos. 333-218957 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1619, filed on August 14, 2017, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the NDR Thematic Opportunities Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. Please delete the following sentence: "However, the themes are expected to vary across different series as market themes change over time."

     Response: The registration statement has been revised in accordance with this comment.

     2. Please delete the last sentence of the second paragraph.

     Response: The registration statement has been revised in accordance with this comment.

Investment Summary -- Security Selection

     3. Please move the last sentence of the first paragraph to the Principal Investment Strategy.

     Response: The registration statement has been revised in accordance with this comment.

     4. Please change the reference "U.S.-domiciled common stocks" in the last paragraph to "U.S.-listed common stocks."

     Response: The registration statement has been revised in accordance with this comment.

     5. The last paragraph states that NDR ranks each security "that passed the theme/industry filters according to the factors described above." Please provide additional disclosure in this section clarifying the factors used to rank the securities.

     Response: The registration statement has been revised in accordance with this comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren